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                    Filed by MB-MidCity, Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933
                    Commission File No. 333-64584
                    Subject Companies:
                        MB Financial, Inc. (File No. 0-24566)
                        MidCity Financial Corporation

Set forth below is a press release issued on October 10, 2001.

FOR IMMEDIATE RELEASE

Contact:	Karen Perlman	Raymond Minkus
	Manufacturers Bank	ITQ/Minkus & Dunne Communications
	(773) 292-6292	(312) 541-8787 Ext. 235
	perlman@manbk.com	rdm@minkus-dunne.com

MB Financial Bank Selected as New Name
For MBFI Illinois Operations
Following MidCity, MBFI Merger

CHICAGO, IL (October 10, 2001) (NASDAQ:MBFI)—MB Financial Bank, N.A. will be introduced during the fourth quarter of 2001 as the new name for all Illinois bank operations of MB Financial, Inc. following the merger of MidCity Financial Corporation (MCFC) with MB Financial, Inc., (NASDAQ: MBFI) it was jointly announced here today.

    The MB Financial Bank name will begin appearing on the 31 Illinois branches upon completion of the systems integration. MCFC operates 19 bank locations under the Mid-City National Bank, First National Bank of Elmhurst and First National Bank of Morton Grove names. MBFI has 12 locations, all-operating under the name Manufacturers Bank. E.M. Bakwin, MCFC Chairman, and Mitchell Feiger, MBFI President and CEO, made the announcement of the new name of the combined Illinois Bank.

    The MB Financial Bank name was selected based on research that sought to identify a distinctive, memorable and remarkable name, one that supports the offering of a wide range of traditional banking and contemporary financial services. It is reflective of the heritage of the two institutions involved in the merger, taking the "M" and the "B" from MidCity Bank and Manufacturers Bank.

    The merger brings together two of the oldest middle-market, business-oriented, community-focused banks in the Chicago area. MidCity was founded in 1911 and Manufacturers Bank was founded in 1934. When combined, MB Financial Bank, N.A. will have an estimated 675 employees and $3 billion in assets.

(more)

    MidCity will bring to the merger its strengths in wealth management and trust services. Manufacturers Bank adds deep expertise in equipment leasing and commercial real estate finance. MB Financial Bank customers can expect a broad spectrum of services offered by highly skilled and experienced bankers.

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Editors Notes:

  •
  The new logo is available online at www.manufacturersbank.com/newlook.htm

  •
  MidCity Financial Corporation operates banks in three states—Illinois, Oklahoma and Texas. The Oklahoma bank will operate as Union Bank, N.A., and the Texas institution will continue as Abrams Centre National Bank.

This document may contain forward-looking statements that involve risk and uncertainties, with respect to the results of operations and other uncertainties which may not be known or anticipated by us. While we use our best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause our actual results to vary materially from the future results indicated in such forward-looking statements.

Additional Information

    Investors and security holders are advised to read the definitive joint proxy statement/prospectus relating to the proposed merger of MB Financial, Inc. and MidCity Financial Corporation because it contains important information. This document can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." This document also can be obtained free of charge upon written request to MB Financial, Inc., Investor Relations, 1200 N. Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

    MB Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MB Financial shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by MB Financial on March 21, 2001. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of MidCity Financial, may be obtained by reading the definitive joint proxy statement/prospectus relating to the proposed merger of MB Financial and MidCity Financial.

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MB Financial Bank Selected as New Name For MBFI Illinois Operations Following MidCity, MBFI Merger